[ON CERUS LETTERHEAD]

April 10, 2007

VIA EDGAR AND FEDEX

Mr. Brian Cascio

Accounting Branch Chief

United States Securities and Exchange Commission

Mail Stop 6010

Washington, DC 20549

Re:	Cerus Corporation

Form 10-K for the fiscal year ended December 31, 2006

Filed February 26, 2007

File No. 000-21937

Dear Mr. Cascio:

On behalf of Cerus Corporation (the “Company”), this letter is being transmitted in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), by letter dated March 27, 2007 (the “Comment Letter”), regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006, filed on February 26, 2007 (the “Form 10-K”). The text of the Staff’s comments has been included in this letter in italics for your convenience, and we have numbered the paragraphs below to correspond to the numbering of the Comment Letter.

With respect to the Company’s relationship with its collaborative partners, the Company supplementally advises the Staff that it anticipates that the remaining balance of the deferred gain arising from the Company’s Commercialization Transition Agreement with Baxter International Inc. (“Baxter”) will have been fully recognized in 2007, as disclosed in the fourth paragraph on page 39 of the Form 10-K in “Management’s Discussion and Analysis of Financial Condition and Results of Operations”. Further, as disclosed in the third paragraph on page 27 of the 10-K in “Risk Factors,” the Company respectfully notes that it does not anticipate receiving any additional development funding payments under its current contract with MedImmune, Inc. (“MedImmune”), as all of the material obligations of the Company to MedImmune expired in 2006. Finally, with respect to BioOne Corporation (“BioOne”), the Company supplementally advises the Staff that the terms of the Company’s licensing and commercialization agreements with BioOne do not call for further milestone payments or royalties payable to the Company until such time as BioOne may successfully commercialize the products licensed from the Company in Asia, which the Company expects will be no earlier than 2009, if ever. As a result of the foregoing, future filings made by the Company may not disclose any incremental information related to additional revenue recognized or received under such contracts.

Form 10-K for the fiscal year ended December 31, 2006

Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies, page 61

General

1.	In future filings please include a discussion of your accounting policy for equity and cost method investments.

Response:

In response to the Staff’s comment, the Company will revise its future filings to include a discussion of its accounting policy for equity and cost method investments.

Revenue and Research and Development Expenses, page 61

2.	We note that you recognize development contract revenues based on separate contract milestones. Please tell us and disclose in future filings specific details of how you determined the amount of revenue recognized during the period. Include an identification of contract payment milestones and explain how they relate to substantive performance and revenue recognition events. Please refer to SAB Topic 13.B and Section II.F.3, Revenue Disclosure of the Current Issues and Rulemaking Projects dated November 30, 2006, available on our website at

http://www.sec.gov/divisions/corpfin/cfacctdisclosureissues.pdf.

Response:

In response to the Staff’s comment, the Company will revise its future filings to disclose specific details of how it determines the amount of revenue recognized during the relevant period, including an identification of contract payment milestones and an explanation of how such at-risk milestones relate to substantive performance and revenue recognition events.

In addition, the Company respectfully notes that Note 11 of the “Notes to Consolidated Financial Statements” on page 76 of the Form 10-K discloses the terms for each of the Company’s development contracts, as well as performance criteria under those contracts to which the Company is obligated.

The Company supplementally advises the Staff that revenues are recognized when (i) persuasive evidence of an agreement with the funding party exists; (ii) performance criteria have been satisfied by the Company; (iii) pricing is fixed and determinable; and (iv) collection is probable. Contract revenue related to cost reimbursement for research and development efforts is recognized as development funding revenue as the related services are performed or delivered. License and other up-front research and development fees received are recognized as revenue over the period of the Company’s performance under the agreement. Payments received for attainment of substantive, at-risk milestones are recognized as revenue in the period the stated activity is successfully completed, provided the Company has no further substantive performance obligations for such payments.

The following table identifies the parties, nature of payment and amounts recognized as revenue, revenue recognition criteria applied, and if applicable, deferred revenue balance in 2005 and 2006 ($ in thousands):

Party/Nature	Cash	Fair Value of Equity	Date Received	Recognition Period	Revenue Recognized in 2005	Deferred Revenue Balance: December 31, 2005	Revenue Recognized in 2006	Deferred Revenue Balance: December 31, 2006
BioOne
Up-front payment	$2,500	$—	2004	Development Period 7/04-6/06	$1,250	$625	$625	$—
Up-front payment	$7,500	$—	2004	Remaining development period 10/04-6/06	$4,286	$2,143	$2,143	$—
Up-front payment	$3,000	$—	2004	Remaining development period 1/05-12/06	$1,500	$1,500	$1,500	$—
Contingent Up-front payment – Series B Financing	$2,000	$—	2005	Remaining development period 11/05-12/06	$286	$1,714	$1,714	$—
Contingent Up-front payment – Series B Financing	$—	$5,000	2005	Remaining development period 1/06-12/06	$—	$5,000	$5,000	$—
Substantive At-Risk Milestone – CE Mark	$4,500	$5,000	2006	Upon reaching milestone -12/06	$—	$—	$9,500	$—

Subtotal – BioOne	$19,500	$10,000			$7,322	$10,982	$20,482	$—

Baxter
Development Funding	$384	$—	2005	As development activities are performed	$384	$—	$—	$—
Development Funding	$1,200	$—	2005	As development activities are performed	$1,200	$—	$—	$—
Development Funding	$2,017	$—	2006	As development activities are performed	$—	$—	$2,017	$—

Subtotal – Baxter	$3,601	$—			$1,584	$—	$2,017	$—

MedImmune
Up-front payment	$1,000	$—	2004	Remaining pre-clinical development 4/04-7/06	$500	$153	$153	$—
Substantive Milestone payment – Lead candidate strain	$500	$—	2005	At time lead candidate strain selected	$500	$—	$—	$—
Research Funding	$1,363	$—	2005	As research activities are performed	$1,363	$—	$—	$—
Research Funding	$108	$—	2006	As research activities are performed	$—	$—	$108	$—

Subtotal – MedImmune	$2,971	$—			$2,363	$153	$261	$—

Kirin
Up-front payment	$1,000	$—	2000	Remaining development period – ended upon bi-lateral agreement to cease development in 2005	$428	$—	$—	$—

Totals	$27,072	$10,000			$11,697	$11,135	$22,760	$—

BioOne

Under the BioOne agreements, the Company received a non-refundable up-front cash payment of $2.5 million and a $7.5 million non-refundable contingent up-front payment, both in 2004, with respect to agreements covering the license and commercialization of the INTERCEPT platelet system (the “platelet system”). The Company also received a non-refundable up-front payment of $3.0 million in 2004 and a non-refundable contingent up-front payment of $2.0 million in 2005 with respect to agreements relating to the license and commercialization of the INTERCEPT plasma system (the “plasma system”). Upon receipt, the Company deferred recognition of the revenue related to the up-front payments, as no separate fair value could be assigned to those units of the agreements. As such, in accordance with its revenue recognition policy, the Company recognized the revenue related to the non-refundable up-front payments ratably over the estimated performance period. Similarly, the Company deferred the revenue associated with the contingent up-front payments received and recognized them ratably over the Company’s performance period after the contingencies were removed.

Platelet system

The $2.5 million non-refundable up-front payment and the $7.5 million non-refundable contingent up-front payment received in 2004 relating to the platelet system agreements with BioOne were received upon entering into such agreements with BioOne and upon BioOne’s receipt of a jigosetsuritsu, or fairness opinion, by an independent Japanese regulatory body, respectively. In accordance with its revenue recognition policy, the Company determined that no separate fair value could be assigned to the non-refundable up-front payment and, as such, recognized the related revenue over the Company’s performance period. Similarly, the non-refundable contingent up-front payment was deferred upon receipt and recognized ratably over the Company’s performance period, as there were no certainties the payment would be received or any substantive performance required of the Company in order to receive the payment. The Company’s performance under the agreement was completed in the second quarter of 2006. The Company does not have any further performance obligations under the agreements for the platelet system.

Plasma system

The $3.0 million non-refundable up-front payment received in 2004 and the $2.0 million non-refundable contingent up-front payment received in 2005 relate to the plasma system agreements with BioOne. These payments were received upon entering into such agreements with BioOne and upon BioOne’s closing of its Series B Preferred Stock financing, respectively. In accordance with its revenue recognition policy, the Company determined that no separate fair value could be assigned to the non-refundable up-front payment and, as such, the Company recognized these payments as revenue ratably over the Company’s performance period, or estimated product development period. Similarly, the non-refundable contingent up-front payment was deferred upon receipt and recognized ratably over the Company’s performance period, or development period, as there were no certainties the payment would be received or any substantive performance required of the Company in order to receive the payment. The Company does not have any further performance obligations under the agreements for the plasma system.

In addition, the terms of the plasma system agreement with BioOne called for the Company to receive two non-refundable payments of equity in BioOne, with each tranche worth $5.0 million. The number of shares of BioOne equity the Company received in each tranche was a function of the fair value of the BioOne securities received at each issuance date. The first $5.0 million non-refundable tranche was issued in 2005, with the number of shares of BioOne equity issued to the Company based upon the same price per share as shares purchased by third-party investors participating in BioOne’s Series B Preferred Stock financing, divided into $5.0 million. The Company has considered this payment to be a contingent up-front payment with no substantive performance obligation required of the Company. As such, please see the previous paragraph, which outlines the Company’s revenue recognition criteria for payments received upon removal of the contingency. The second $5.0 million non-refundable tranche was issued in 2006, along with a non-refundable at-risk milestone cash payment of $4.5 million. The number of shares of BioOne equity issued to the Company in this second tranche was based on the most recent price per share paid by a third-party to BioOne divided into $5.0 million. These payments were received upon the Company’s receipt of the CE mark for the plasma system. The Company recognized the combined $9.5 million in cash and equity as revenue upon reaching the milestone, as its substantive performance obligations were complete and there was no further performance obligation required of the Company. Prior to reaching the milestone, there were no assurances that the Company would receive the CE mark, and therefore, the Company considered the milestone at-risk.

MedImmune

Under the MedImmune Collaboration and License agreement, the Company received a non-refundable, up-front cash payment of $1.0 million in 2004 and a non-refundable milestone cash payment of $0.5 million in 2005. The $1.0 million payment was received upon bi-lateral execution of the agreement. The $0.5 million was an at-risk milestone payment received upon selection of a candidate strain to move into late-stage preclinical development. The Company deferred recognition of the up-front $1.0 million non-refundable up-front cash payment received from MedImmune, as that element of the agreement was not substantive and had no separate fair value. As such, the Company recognized the related revenue ratably over the Company’s performance period, or estimated early-stage preclinical development period. Early-stage preclinical development was completed in 2006. The Company recognized the $0.5 million at-risk milestone payment as revenue upon receipt, as the Company’s performance obligation to reach this milestone was considered to be substantive and was complete at the time payment was received. Furthermore, there were no assurances the milestone would be reached, and as a result, the Company considered it at-risk. No future performance by the Company was required under the agreement.

3.	We reference your disclosure that you evaluate licenses and research and developments that contain multiple elements in accordance with EITF 00-21. Please revise future filings to disclose the multiple elements identified in your agreements and to state how you determine the relative fair values of the elements.

Response:

In response to the Staff’s comment, the Company will revise its future filings, as applicable, to include disclosure of the multiple elements identified in its agreements under EITF Issue No. 00-21 as well as a discussion of how it determines the relative fair value of such elements.

4.	We see that you had $11 million of deferred revenue at December 31, 2005, and no deferred revenue at December 31, 2006. In future filings, please disclose the nature of deferred revenue and the circumstances that resulted in no revenue being deferred at December 31, 2006.

Response:

In response to the Staff’s comment, the Company will revise its future filings to disclose the nature of deferred revenue, if any.

Note 11. Development and License Agreements, page 76

Restructured Agreements with Baxter, page 76

5.	You state that under the 2005 agreements with Baxter, $2.2 million of the $13.1 million commitment may be applied to activities directed toward obtaining CE mark approval of and launch preparation for the plasma system. You then disclose that for the years ended December 31, 2006 and 2005, $2.0 million and $1.2 million (total of $3.2 million) was recognized as development funding revenue related to obtaining CE mark approval of the plasma system. Please reconcile these two statements.

Response:

In response to the Staff’s comment, the Company supplementally advises the Staff that under the terms of the 2005 agreement with Baxter, Baxter committed $2.2 million, which was applied to activities directed toward obtaining CE mark approval of and market launch preparation for the plasma system in Europe. Baxter also committed an additional $1.0 million to conduct certain continued development efforts relating to the plasma system under the terms of the 2006 agreement with Baxter. The terms of the 2006 agreement are discussed on page 78 of the Form 10-K in Note 11 of the “Notes to Consolidated Financial Statements”. As a result of Baxter’s combined commitment, the Company recognized revenue totaling $3.2 million over the course of 2005 and 2006 associated with those payments. The Company respectfully directs the Staff to the third paragraph on page 78 of the Form 10-K, which states “…Baxter agreed to supply certain transition services, including regulatory, technical and administrative support in 2006, at the Company’s expense and to conduct certain continued development efforts relating to the plasma system at Baxter’s expense.”

6.	Please disclose in future filings and tell us the nature of the gains and deferred gains recorded as a result of the February 2006 agreements with Baxter. Tell us how the deferred gains resulted from payments made to vendors by December 31, 2006 for commercialization activities.

In response to the Staff’s comment, the Company will revise its future filings to describe the nature of the gains and deferred gains resulting from the February 2006 agreements with Baxter. The Company supplementally notes that, as a result of the February 2006 Commercialization Transition Agreement, the Company received cash proceeds of $4.8 million from Baxter to be used in 2006 by the Company for certain activities directly and exclusively associated with European commercialization of the platelet and plasma systems. As a result, upon receipt of these proceeds from Baxter, the Company recorded a deferred gain on its balance sheets. As the Company incurred qualifying expenses for these certain activities associated with the European commercialization of the platelet and plasma systems, it reduced the deferred gain balance and offset its operating expenses. As is the case in the normal course of its business, the Company prepaid certain vendors for future services and recorded those prepayments as current assets on its consolidated balance sheet at December 31, 2006. At the time those services are rendered to the Company, which the Company expects to be rendered during 2007, the remaining $0.6 million of deferred gain recorded on the Company’s consolidated balance sheet at December 31, 2006, will be utilized to offset the amortization to expense of the associated prepaid balance.

Also as a result of the February 2006 agreements with Baxter, the Company received additional cash payments totaling of $1.8 million, which the Company recorded as non-operating gains in its 2006 consolidated statements of operations upon receipt. These payments were made to the Company as consideration for the transfer of commercialization obligations of the INTERCEPT products from Baxter to the Company. The Company recognized these gains upon receipt, as there were no qualifications or conditions concerning the payment.

Agreements with BioOne, page 78

7.	Regarding the two $5.0 million payments under the definitive agreement with BioOne that was received as BioOne’s equity in December 2005 and December 2006, please tell us and revise future filings to specifically disclose how you determined the value of the equity received. As a related matter, please tell us how you determined the measurement date since the performance criteria have not yet been met. By analogy, please reference EITF 96-18.

In response to the Staff’s comment, the Company will revise its future filings, as applicable, to disclose how it determined the value of the equity it received from BioOne.

The Company supplementally notes the disclosure on page 62 of the Form 10-K in Note 2 of the “Notes to Consolidated Financial Statements,” which states:

“The Company evaluates the fair value of equity consideration received as consideration for agreements using several criteria including, but not limited to, third-party investor participation in and pricing of recent equity offerings and the business and financial outlook of the issuer. These criteria require the use of estimates using the best information available to the Company at the time the evaluation is made.”

The Company supplementally advises the Staff that it determined the value of the BioOne stock using the best available information at the time the equity consideration was received from BioOne. The Company notes the analogy referencing EITF 96-18: Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services and feels that the measurement date criteria have been met as the agreements did not contain performance commitments required of the Company subsequent to the issuance of the equity, nor were there any disincentives for the Company to stop development prior to completion. In addition, the Company’s development of the plasma product was complete in 2006. The Company further advises the Staff that, under the terms of the definitive agreement with BioOne, the Company was entitled to receive equity consideration worth $5.0 million for each discrete event. The Company supplementally notes to the Staff that third-party investors participated in each of the BioOne equity offerings and paid cash for equity securities with the same rights and on the same terms as the equity securities received by the Company. The Company evaluated the concurrent third-party investor participation in the equity offerings of BioOne as evidence that the value of the equity shares it received was $5.0 million at both December 2005 and December 2006, and therefore used the most recent cash price per share paid by third-party investors to value the shares it received from BioOne.

8.	We see that 58% of your revenue in 2006 was from BioOne and that you own 20% of BioOne at December 31, 2006. Please tell us why you should not separately disclose the related party revenue on the face of your income statement, in accordance with Rules 4-08(k)(1) of Regulation S-X.

In response to the Staff’s comments, the Company has re-evaluated the definition of “related party” in the glossary to Statement of Financial Accounting Standards No. 57 (“SFAS 57”), as directed by Rule 1-02(u) of Regulation S-X, and has determined that BioOne is a “related party” as defined thereunder. The Company will revise its future filings, as applicable to separately disclose the related party revenue on the face of its consolidated statements of operations.

9.	We note your disclosure that although you hold 20% interest in BioOne, you do not exercise significant influence over the company and continue to account for your investment using the cost method. Please tell us and revise future filings to disclose the specific evidence you considered in concluding that you do not exercise significant influence over BioOne. We refer you to footnote 13 to paragraph 20 of APB 18.

In response to the Staff’s comment, the Company will revise its future filings, as applicable, to disclose the specific evidence considered in concluding that it does not have the ability or intent to exercise significant influence over BioOne. The Company supplementally advises the Staff that it has considered footnote 13 to paragraph 20 of APB 18, in addition to the FIN 35, “Criteria for Applying the Equity Method of Accounting for Investments in Common Stock,” in its evaluation regarding the presumption of its ability to exercise significant influence over BioOne. The Company notes that it has evaluated all of the facts and circumstances relating to its investment in BioOne and that, based on this evaluation, it has determined that the Company does not exercise significant influence over BioOne’s operating and financial policies. The Company respectfully refers the Staff to paragraph 4(c), (d) and (e) of FIN 35, which provide examples of indications that an investor may be unable to exercise significant influence over the operating and financial policies of an investee. The Company supplementally informs the Staff that 1) BioOne is a privately-held, predominantly institutional venture capital-backed Japanese company; 2) the Company does not currently have, nor has it ever held, representation on BioOne’s Board of Directors; 3) the majority ownership of BioOne is concentrated among a relatively small group of shareholders, who vote on operating matters of BioOne without regard to the Company’s views; 4) the Company has no shared or interlocking member of management with BioOne or other representative through whom the Company could exercise control; and 5) the Company has not been able to receive additional financial information other than the semi-annual, non-U.S. GAAP financial statements (including the notes thereto) that are distributed to other BioOne shareholders upon conclusion of BioOne’s fiscal year end in May. Those financial statements and the audit opinion issued by KPMG clearly state that BioOne is a going concern, but requires additional cash to meet its operating cash flow needs for the coming year in order to continue to be a going concern.

In addition, the Company respectfully directs the staff to the disclosure in both the risk factor entitled “We rely on BioOne for commercialization of our platelet and plasma systems in many Asian countries” on page 26 in “Item 1A – Risk Factors” and the disclosure in the second paragraph on page 79 in Note 11 of the “Notes to Consolidated Financial Statements” of the Form 10-K, where the Company discloses the fact that BioOne will have to raise additional capital before the end of the first half of 2007 in order to remain solvent. Prior to the milestone payment paid by BioOne in December 2006, which included $5.0 million in equity, the Company owned less than 20% of the fully diluted outstanding equity of BioOne. As a result of the required financing in the immediate future, it is highly likely that the Company’s equity interest in BioOne will be diluted to under 20% once again. Consequently, the Company believes it would have been misleading disclosure to account for its equity holding in BioOne under the cost method through the third quarter of 2006, under the equity method at December 31, 2006, and potentially March 31, 2007, only to revert to the cost method thereafter, notwithstanding the Company’s consideration of footnote 13 to paragraph 20 of APB 18, in addition to the FIN 35, as noted above.

10.	Please provide us with your analysis of whether you are required to file financial statements of BioOne under Rule 3-09 of Regulation S-X. Tell us your consideration of the significance criteria of Rule 1-02(w) of Regulation S-X.

In response to the Staff’s comments, the Company has reviewed Rule 3-09 of Regulation S-X, which provides that a registrant undertake the analysis set forth in Rule 1-02(w) with respect to a “50 percent-or-less-owned person accounted for by the equity method” in order to determine whether or not separate financial statements of such person are required to be filed. In light of its determination to employ the cost method of accounting at December 31, 2004, 2005, and 2006 for its interest in BioOne, the Company has determined that the significance criteria of Rule 1-02(w) of Regulation S-X is not applicable during that time and that filing the financial statements of BioOne is not required. The Company respectfully makes reference to its response to comment #9 regarding its determination to account for the BioOne investment under the cost method.

* * * * *

The Company further acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (925) 288-6053, if you have any questions or would like additional information regarding these matters.

Sincerely,

/s/ William J. Dawson
William J. Dawson
Vice President, Finance and Chief Financial Officer
Cerus Corporation

cc:	Michael Hildreth, Ernst & Young LLP

Suzanne Sawochka Hooper, Esq., Cooley Godward Kronish LLP